UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.    N/A        )*

Recovery Energy, Inc.
(Name of Issuer)

Common stock, par value $0.0001 per share
(Title of Class of Securities)

75626X103
(CUSIP Number)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐  Rule 13d-1(b)

☒  Rule 13d-1(c)

☐  Rule 13d-1(d)

*  The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that Section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Schedule 13G	Page 2 of 6 pages
CUSIP No. 75626X103	Recovery Energy, Inc.

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) G. TYLER RUNNELS
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION California
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 1,126,360
	6	SHARED VOTING POWER -0-
	7	SOLE DISPOSITIVE POWER 1,126,360
	8	SHARED DISPOSITIVE POWER -0-
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,126,360(1)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐ (SEE INSTRUCTIONS)
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.10% (2)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(1)
Includes (i) 428,852 shares held directly by T. R. Winston & Company, of which Mr. Runnels is the majority owner, (ii) 1,025 shares held by G. Tyler Runnels directly, and (iii) 696,483 shares held by The Runnels Family Trust DTD 1-11-2000, of which Mr. Runnels, with Jasmine N. Runnels, is trustee. Does not include (i) 58,824 shares issuable to The Runnels Family Trust upon conversion of outstanding debentures, (ii) 94,118 issuable to T. R. Winston upon conversion of outstanding debentures, or (iii) 220,850 issuable to T. R. Winston upon conversion of outstanding warrants.

(2)	Percentage of Class based upon 18,556,934 outstanding shares of Common Stock reported in the Issuer’s Form 10-K/A, filed with the Commission on April 30, 2013.

Schedule 13G	Page 3 of 6 pages
CUSIP No. 75626X103	Recovery Energy, Inc.

Item 1.

(a)	Name of Issuer:

Recovery Energy, Inc.

(b)	Address of Issuer’s Principal Executive Offices:

1900 Grant Street, Suite #720
Denver, Colorado 80203

Item 2.

 (a)           Name of Persons Filing:

G. Tyler Runnels

(b)	Address of Principal Business Office:

1999 Avenue of the Stars #2550
Los Angeles, CA 90067

(c)	Citizenship:

California

(d)	Title of Class of Securities:

Common Stock, par value $0.0001

(e)	CUSIP Number:

75626X103

Item 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

Schedule 13G	Page 4 of 6 pages
CUSIP No. 75626X103	Recovery Energy, Inc.

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
(e)	☐	An investment adviser in accordance with § 240.13d-1(b)(ii)(E).
(f)	☐	An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F).
(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G).
(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).
(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).
(j)	☐	Group, in accordance with § 240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership

(a)           Amount Beneficially Owned:

See the response to Item 9 on the attached cover page.

(b)           Percent of Class:

See the response to Item 11 on the attached cover page.

 (c)           Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote: See the response to Item 5 on the attached cover page.

(ii)	Shared power to vote or to direct the vote: See the response to Item 6 on the attached cover page.

(iii)	Sole power to dispose or to direct the disposition of: See the response to Item 7 on the attached cover page.

(iv)	Shared power to dispose or to direct the disposition of: See the response to Item 8 on the attached cover page.

Schedule 13G	Page 5 of 6 pages
CUSIP No. 75626X103	Recovery Energy, Inc.

Item 5.	Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following.    ☐

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

N/A

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company:

N/A

Item 8.	Identification and Classification of Members of the Group:

N/A

Item 9.	Notice of Dissolution of Group:

N/A

Item 10.	Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

Schedule 13G	Page 6 of 6 pages
CUSIP No. 75626X103	Recovery Energy, Inc.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  May 6, 2013

/s/ G. Tyler Runnels
G. Tyler Runnels